

April 6, 2011

Via U.S. Mail and Facsimile to 31-84-837-2593

Ben van Wijhe, President
Asiarim Corporation
Suite 1601, 16/F Jie Yang Building
271 Lockhart Road
Wanchai, Hong Kong

> **Re:** **Asiarim Corporation**
> **Form 10-K for the fiscal year ended September 30, 2010**
> **Filed January 24, 2011, as amended**
> **Form 10-Q for the quarterly period ended December 31, 2010**
> **File No. 333-147187**

Dear Mr. van Wijhe:

We have reviewed your filings and have the following comments. Except where indicated, please confirm that you will comply with our comments in future filings.

Please respond to this letter within ten business days by providing the requested information or advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K/A filed on March 17, 2011

Long-lived assets, page F-9

1. Please revise your disclosure to clarify whether your trademark asset is long-lived or indefinite-lived. If the trademark is indefinite-lived, the comparison of the sum of undiscounted cash flows to carrying value, to assess impairment, is not appropriate. The impairment test for indefinite-lived assets consists of a comparison of the fair value of the asset to its carrying amount. While the use of undiscounted cash flows is appropriate in assessing the recoverability of the carrying value of long-lived assets, it is not an appropriate measurement of the fair value of your indefinite-lived trademark asset.

Please refer to paragraph 35-18 of ASC 350-30-35 and revise and expand your disclosure as appropriate.

8. Acquisition of Subsidiary Companies, page F-19

i) Goodwill arising on setting up Commodore Asia JV, page F-19

2.   It is unclear why you have recognized goodwill in connection with the issuance of shares to Ascenda Corporation. In that regard, it does not appear that Commodore Asia JV met the definition of a business at the time of the transaction, in which case accounting for the transaction as a business combination under the acquisition method, including the recognition of goodwill, would not be appropriate. Please advise us in detail.

        You may contact Kenya Gumbs, Staff Accountant, at 202-551-3373 or Carlos Pacho, at 202-551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

                                        Sincerely,

                                        /s/ Carlos Pacho for

                                        Larry Spirgel
                                        Assistant Director